UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

            NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
     FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: BlackRock Kelso Capital (the "Company")

Address of Principal Business Office: 40 East 52nd Street, New York, NY 10022

Telephone Number: 212-751-3939

File Number under the Securities Exchange Act of 1934: 001-32143

Basis for filing notification of withdrawal:

The Company has never made a public offering of its securities, does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

The Company has no assets to distribute to its security holders, is in the process of effecting a winding-up of its affairs, and is not liquidating as part of a merger.

The Company has never commenced operations and does not intend to do so. The company intends to file a Certificate of Cancellation of Statutory Trust in Delaware.

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                                   SIGNATURE

Form of signature:

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York and the state of New York on the 19th day of April, 2005.


                                       BLACKROCK KELSO CAPITAL


                                       Signature  /s/ Patrick Ford
                                                 ---------------------------
                                                 By:    Patrick Ford
                                                 Title: Trustee


Attest:


/s/ James R. Maher
---------------------------
Name:  James R. Maher
Title: President and Chief
       Executive Officer